UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

EG Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26846A100

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EG Sponsor LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,625,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,625,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,625,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EnTrust Global Management GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,625,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,625,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,625,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GH Onshore GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,625,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,625,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,625,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregg S. Hymowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,625,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,625,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,625,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

As described under the heading “Description of Securities—Founder Shares” in the registration statement on Form S-1 (File No. 333-255046) (the “Registration Statement”) filed by EG Acquisition Corp. (the “Issuer”) on May 11, 2021, the shares of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”) will automatically convert into shares of Class A common stock, par value $0.0001 per share, of the Issuer (the “Class A Common Stock”) at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided in the amended and restated certificate of incorporation of the Issuer, and have no expiration date.

(2)

Based on 22,500,000 shares of Class A Common Stock issued and outstanding as of November 14, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2022 and assuming the conversion of all the shares of Class B Common Stock held by EG Sponsor LLC.

Item 1.

(a)	Name of Issuer

EG Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices

375 Park Avenue, 24th Floor

New York, NY 10152

Item 2.

(a)	Name of Person Filing

EG Sponsor LLC (the “Sponsor”)

EnTrust Global Management GP LLC (the “Manager”)

GH Onshore GP LLC

Gregg S. Hymowitz (each, a “Reporting Person”)

(b)	Address of the Principal Office or, if none, residence

The address of the principal office of each Reporting Person is c/o EG Acquisition Corp., 375 Park Avenue, 24th Floor, New York, NY 10152.

(c)	Citizenship

EG Sponsor LLC is a limited liability company organized in Delaware. EnTrust Global Management GP LLC is a limited liability company organized in Delaware. GH Onshore GP LLC is a limited liability company organized in Delaware. Gregg S. Hymowitz is a citizen of the United States.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share.

(e)	CUSIP Number

26846A100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J). Not Applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on cover page.

(b)	Percent of class:

See response to Item 11 on cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on cover page.

(ii) Shared power to vote or to direct the vote:

See response to Item 6 on cover page.

(iii) Sole power to dispose or to direct the disposition of:

See response to Item 7 on cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on cover page.

The Sponsor is the record holder of 5,625,000 shares of Class B Common Stock. The Manager is the managing member of the Sponsor, and as such, has voting and investment discretion with respect to the common stock held of record by the Sponsor and may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. Gregg S. Hymowitz is the sole and managing member of GH Onshore GP LLC, which is the sole and managing member of the Manager, and as a result, may be deemed to have shared beneficial ownership (along with the Manager, GH Onshore GP LLC and the Sponsor) of the common stock held by the Sponsor.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

EG SPONSOR LLC

By:	EnTrust Global Management GP LLC, its managing member

By: GH Onshore GP LLC, its managing member

By:	/s/ Gregg S. Hymowitz
Name:	Gregg S. Hymowitz
Title:	Managing Member

ENTRUST GLOBAL MANAGEMENT GP LLC

By:	GH Onshore GP LLC, its managing member

By:	/s/ Gregg S. Hymowitz
Name:	Gregg S. Hymowitz
Title:	Managing Member

GH ONSHORE GP LLC

By:	/s/ Gregg S. Hymowitz
Name:	Gregg S. Hymowitz
Title:	Managing Member

/s/ Gregg S. Hymowitz
Gregg S. Hymowitz